U.S. Realty Income Partners, LP
P.O. Box 58006
Nashville, TN  37205


July 5, 2005


Mr. Daniel L. Gordon
United States Securities & Exchange Commission
Division of Corporate Finance
460 Fifth Street, N.W.
Washington, DC  20549


Dear Mr. Gordon:

In connection with the response of U.S. Realty Income Partners, LP (?Company?) to your letter dated June 27, 2005, I make the following statements on behalf of the Company, in my capacity as managing general partner.

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
U.S. REALTY INCOME PARTNERS, LP
by:  Vanderbilt Realty Joint Venture
       The General Partner

by:  Vanderbilt Realty Associates, Inc.
       Its Managing General Partner

by:  s/n Robert Bond Miller
       Robert Bond Miller, President, Director, Chief Executive Officer,
         Chief Financial Officer & Chief Accounting Officer